Exhibit (a)(1)(F)

FOR IMMEDIATE RELEASE

OMRON COMMENCES CASH TENDER OFFER AT $13 PER SHARE
FOR ALL SHARES OF ADEPT TECHNOLOGY COMMON STOCK

September 23, 2015 — Chicago, Illinois — OMRON Corporation (President and CEO: Yoshihito Yamada [TSE: 6645]) (“OMRON”), a global leader in the field of automation based on its core sensing and control technology, today announced that its indirect wholly-owned subsidiary, Hoffman Acquisition Corp., has launched its previously announced cash tender offer at $13.00 per share for all shares of Adept Technology, Inc.’s (President and Chief Executive Officer: Rob Cain [NASDAQ: ADEP]) (“Adept”) common stock.

On September 16, 2015, the parties announced that they had signed a definitive merger agreement and that the tender offer would follow.  The boards of directors of both companies unanimously approved the terms of the merger agreement, including the tender offer, and Adept’s board of directors recommended that Adept’s stockholders tender their shares into the offer.

Under the terms of, and subject to the conditions set forth in the merger agreement, as soon as practicable following the acceptance of shares in the tender offer, Hoffman Acquisition Corp. will merge with and into Adept pursuant to Section 251(h) of the General Corporation Law of the State of Delaware.  All issued and outstanding shares of Adept’s common stock, other than shares held in the treasury of Adept or owned, directly or indirectly, by OMRON or any subsidiary of OMRON, or shares held by Adept’s stockholders who are entitled to demand and properly demand appraisal of such shares pursuant to Delaware law, will be canceled and converted in the merger into the right to receive $13.00 per share in cash.

The completion of the tender offer is subject to, among other things, at least a majority of all then outstanding shares of Adept’s common stock being tendered into the offer, the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of required foreign antitrust approvals.  OMRON will fund the tender offer through cash on hand.

The tender offer and withdrawal rights are scheduled to expire at 5:00 p.m., New York City time, on October 22, 2015, unless extended.  All of the members of Adept’s board of directors and executive officers, as well as Hale Capital Management, LP and certain of its affiliates, who collectively hold approximately 9.30% of the issued and outstanding shares of Adept’s common stock, have entered into agreements to tender their shares into the offer.

About OMRON Corporation

OMRON Corporation is a global leader in the field of automation based on its core technology of sensing and control.  OMRON’s business fields cover a broad spectrum, ranging from industrial automation and electronic components to automotive electronic components, social infrastructure systems, healthcare, and environmental solutions.  Established in 1933, OMRON has about 39,000 employees worldwide, working to provide products and services in more than 110 countries.

In the field of industrial automation, OMRON supports manufacturing innovation by providing advanced automation technology and products, as well as through extensive customer support, in order to help create a better society.  For more information, visit OMRON’s website: www.omron.com.

For media inquiries, please contact:

OMRON Corporation:	Edelman Japan
Yoko Kato
+81-3-4360-9000
yoko.kato@edelman.com

Omron Management Center of America, Inc.:	Edelman U.S.
Brett Philbin
+1-212-704-8263
brett.philbin@edelman.com

Forward-Looking Statements

Any statements made concerning the proposed transaction between OMRON and Adept, the expected timetable for completing the transaction, the successful integration of the business, the benefits of the transaction, future revenue and earnings and any other statements that are not purely historical fact are forward-looking statements.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied by such statements, including general economic and business conditions, conditions affecting the industries served by OMRON, Adept and their respective subsidiaries, conditions affecting OMRON’s or Adept’s customers and suppliers, competitor responses to OMRON’s or Adept’s products and services, the overall market acceptance of such products and services, the integration of the businesses and other factors disclosed in Adept’s periodic reports filed with the SEC.  Consequently, such forward-looking statements should be regarded as OMRON’s and Adept’s current plans, estimates and beliefs.  Neither OMRON nor Adept assumes any obligation to update the forward-looking information contained in this announcement, except as expressly required by law.

Additional Information and Where You Can Find It

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities.  The solicitation and the offer to buy shares of Adept’s common stock is being made pursuant to an Offer to Purchase and related tender offer materials that Hoffman Acquisition Corp. will file with the Securities and Exchange Commission (“SEC”).  Hoffman Acquisition Corp. will file a Tender Offer Statement on Schedule TO with the SEC and Adept will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer.  The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer.  Those materials will be made available to Adept’s stockholders at no expense to them by contacting Georgeson Inc., the information agent for the tender offer, at (800) 561-3947 or via email at ADEPTOFFER@georgeson.com.  In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.